Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Magenta Therapeutics, Inc.:

We consent to the use of our report dated March 3, 2020 with respect to the consolidated balance sheets of Magenta Therapeutics, Inc. and subsidiary as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”), incorporated herein by reference.

/s/ KPMG LLP

Boston, Massachusetts

March 3, 2020